Exhibit 99.1

PowerBank Advances AI Integration with Dual-Agent Deployment

External IR Agent Has Been Live on PowerBank Website Since April 8, 2026

IntelliScope Internal Business Intelligence Platform Deployed on Sovereign AI Infrastructure; Internal Testing Underway

Toronto, Ontario, May 12, 2026 — PowerBank Corporation (NASDAQ: SUUN; Cboe CA: SUNN, FSE: 103) (“PowerBank” or the “Company”), a leader in North American energy infrastructure development and asset ownership, is pleased to share an update on the two artificial intelligence agents developed by Intellistake Technologies Corp. (CSE: ISTK) (“Intellistake”) under the previously announced AI software contract. The public-facing AI communications agent — designed to serve investors, analysts, and other market participants — has been live on PowerBank’s website since April 8, 2026, providing structured, auditable responses to investor enquiries around the clock. The internal business intelligence platform, IntelliScope, has been deployed onto dedicated sovereign AI infrastructure and is currently undergoing internal testing and feedback by PowerBank’s teams. This update follows the announcement of the Intellistake contract here.

On February 5, 2026, PowerBank announced the signing of two contracts with Intellistake to formally onboard and deploy the IntelliScope Enterprise Hub AI agents that PowerBank had been beta testing since November 2025. This marked the transition from a closed testing phase to planned full-scale operational deployment across PowerBank’s business development and engineering teams. Both platforms completed approximately three months of proof-of-concept development prior to contract execution.

AI-Powered Investor Relations Agent: Live in Production

The public-facing AI communications agent reached production on April 8, 2026 and is now embedded across all pages of PowerBank’s corporate website. The platform is designed as a secure interface enabling controlled natural language access to verified public disclosures, delivering structured and auditable responses to external enquiries from investors, analysts, financial media, and other stakeholders at any time.

The platform is also intended to generate analytics reports providing visibility into engagement patterns, frequently accessed topics, and usage trends — supporting PowerBank’s investor relations function with data-driven insights into how the Company’s disclosures are being accessed and engaged with by market participants.

This capability reflects PowerBank’s commitment to transparent, timely, and consistent investor communications in line with its obligations as a publicly listed company on NASDAQ, Cboe CA, and FSE.

Dr. Richard Lu, CEO of PowerBank Corporation, commented:

“As a public company, managing how investors access and engage with our information is critical. What Intellistake has delivered gives us a system that can present our filings, disclosures, and corporate updates clearly and consistently, available to investors at any time. Going from internal review to live production was smooth, and we are pleased to have this capability now active on our website. We look forward to the next phase of the engagement as development progresses on IntelliScope.”

IntelliScope: Deployed on Sovereign AI Infrastructure, Internal Testing Commencing

IntelliScope, Intellistake’s enterprise AI agent platform for internal business intelligence, has been deployed onto dedicated sovereign AI infrastructure and is being configured for PowerBank’s internal workflows. The platform is the first enterprise workload to run on dedicated capacity secured by Intellistake through its services agreement with Singularity Compute, the AI infrastructure arm of SingularityNET.

The infrastructure is purpose-built for AI, reserved exclusively for Intellistake, and operated independently of the major U.S. cloud providers. Hosted in Sweden by a Swiss-incorporated provider, the infrastructure sits outside the jurisdictional reach of the U.S. CLOUD Act and runs on 100% renewable energy — an important consideration for PowerBank as a company whose business is grounded in clean energy principles.

PowerBank is the first client deployment of IntelliScope on this sovereign infrastructure. The platform is designed to automate routine reporting work, surface patterns and insights from across operational systems, and provide leadership with faster, clearer answers to decision-driving questions — without sensitive data leaving the Company’s controlled environment.

Strategic Rationale: Enterprise AI Supporting Renewable Energy Development

The renewable energy development sector increasingly requires sophisticated data analysis capabilities to navigate complex regulatory environments, identify viable project sites, and optimize development timelines. IntelliScope’s first application is configured for PowerBank’s U.S. renewable energy development operations, equipping the Company with analytical intelligence to:

●	Identify optimal solar and battery storage project sites using geospatial analysis;

●	Evaluate federal and state grant eligibility, including ITC, NYSERDA, and other incentive programs;
●	Assess regulatory conditions, utility interconnection queues, and sector-specific sentiment; and
●	Consolidate fragmented data sources into a single intelligence layer, supporting faster and more informed decision-making across PowerBank’s 1+ GW development pipeline.

PowerBank views AI-powered analytical tools as complementary to its existing engineering and business development expertise, providing enhanced data processing and analytical support for complex project development decisions. The Company plans to continue expanding its use of IntelliScope across additional business functions as the platform’s capabilities are further refined through operational use.

Engagement Status and Next Steps

IntelliScope remains on schedule as the second major deliverable under the PowerBank engagement with Intellistake. The two milestones to date are:

1.	April 8, 2026 — Production go-live of the AI-powered investor relations assistant on PowerBank’s corporate website.
2.	May 2026 — Deployment of IntelliScope onto dedicated sovereign AI infrastructure; internal testing and configuration for PowerBank’s operational workflows underway.

PowerBank will provide further updates as additional development milestones are reached. The Company believes the IntelliScope deployment positions it at the forefront of enterprise AI adoption among renewable energy developers — combining the analytical power of enterprise AI with the data sovereignty and security standards expected of a publicly listed company.

About PowerBank

PowerBank Corporation is an independent renewable and clean energy project developer and owner focusing on distributed and community solar projects in Canada and the USA. The Company develops solar and Battery Energy Storage System (BESS) projects that sell electricity to utilities, commercial, industrial, municipal and residential off-takers. The Company maximizes returns via a diverse portfolio of projects across multiple leading North America markets including projects with utilities, host off-takers, community solar, and virtual net metering projects. The Company has a potential development pipeline of over one gigawatt and has developed renewable and clean energy projects with a combined capacity of over 100 megawatts built.

To learn more about PowerBank, please visit www.powerbankcorp.com.

About Intellistake

Intellistake Technologies Corp. (CSE: ISTK) is developing software solutions that leverage decentralized AI infrastructure to deliver enterprise-grade intelligence. Through validator operations, strategic token participation, and the development of enterprise AI agents, Intellistake seeks to bridges the gap between emerging decentralized networks and real-world industry adoption. For additional information on the business of Intellistake please refer to www.intellistake.com.

Cautionary Note Regarding Forward-Looking Information

This news release contains forward-looking statements and forward-looking information within the meaning of Canadian securities legislation (collectively, “forward-looking statements”) that relate to the Company’s current expectations and views of future events. Any statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as “will likely result”, “are expected to”, “expects”, “will continue”, “is anticipated”, “anticipates”, “believes”, “estimated”, “intends”, “plans”, “forecast”, ”projection”, “strategy”, “objective” and “outlook”) are not historical facts and may be forward-looking statements and may involve estimates, assumptions and uncertainties which could cause actual results or outcomes to differ materially from those expressed in such forward-looking statements. In particular and without limitation, this news release contains forward-looking statements pertaining to the Company’s expectations regarding its industry trends and overall market growth; details of the partnership between Intellistake and PowerBank, expected benefits of Intelliscope for PowerBank, expectations regarding the market for digital currencies and decentralized AI, and the size of the Company’s development pipeline. No assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this news release should not be unduly relied upon. These statements speak only as of the date of this news release.

Forward-looking statements are based on certain assumptions and analyses made by the Company in light of the experience and perception of historical trends, current conditions and expected future developments and other factors it believes are appropriate, and are subject to risks and uncertainties. In making the forward looking statements included in this news release, the Company has made various material assumptions, including but not limited to: obtaining the necessary regulatory approvals; that regulatory requirements will be maintained; general business and economic conditions; the Company’s ability to successfully execute its plans and intentions; the availability of financing on reasonable terms; the Company’s ability to attract and retain skilled staff; market competition; the products and services offered by the Company’s competitors; that the Company’s current good relationships with its service providers and other third parties will be maintained; and government subsidies and funding for renewable energy will continue as currently contemplated. Although the Company believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect, and the Company cannot assure that actual results will be consistent with these forward-looking statements. Given these risks, uncertainties and assumptions, investors should not place undue reliance on these forward-looking statements.

Whether actual results, performance or achievements will conform to the Company’s expectations and predictions is subject to a number of known and unknown risks, uncertainties, assumptions and other factors, including those listed under “Forward-Looking Statements” and “Risk Factors” in the Company’s most recently completed Annual Information Form, and other public filings of the Company, which include: the Company may be adversely affected by volatile solar power market and industry conditions; the execution of the Company’s growth strategy depends upon the continued availability of third-party financing arrangements; the Company’s future success depends partly on its ability to expand the pipeline of its energy business in several key markets; governments may revise, reduce or eliminate incentives and policy support schemes for solar and battery storage power; general global economic conditions may have an adverse impact on our operating performance and results of operations; the Company’s project development and construction activities may not be successful; developing and operating solar projects exposes the Company to various risks; the Company faces a number of risks involving Power Purchase Agreements (“PPAs”) and project-level financing arrangements; any changes to the laws, regulations and policies that the Company is subject to may present technical, regulatory and economic barriers to the purchase and use of solar power; the markets in which the Company competes are highly competitive and evolving quickly; an anti-circumvention investigation could adversely affect the Company by potentially raising the prices of key supplies for the construction of solar power projects; foreign exchange rate fluctuations; a change in the Company’s effective tax rate can have a significant adverse impact on its business; seasonal variations in demand linked to construction cycles and weather conditions may influence the Company’s results of operations; the Company may be unable to generate sufficient cash flows or have access to external financing; the Company may incur substantial additional indebtedness in the future; the Company is subject to risks from supply chain issues; risks related to inflation and tariffs; unexpected warranty expenses that may not be adequately covered by the Company’s insurance policies; if the Company is unable to attract and retain key personnel, it may not be able to compete effectively in the renewable energy market; there are a limited number of purchasers of utility-scale quantities of electricity; compliance with environmental laws and regulations can be expensive; corporate responsibility may adversely impose additional costs; the future impact of any global pandemic on the Company is unknown at this time; the Company has limited insurance coverage; the Company will be reliant on information technology systems and may be subject to damaging cyberattacks; the Company may become subject to litigation; there is no guarantee on how the Company will use its available funds; the Company will continue to sell securities for cash to fund operations, capital expansion, mergers and acquisitions that will dilute the current shareholders; and future dilution as a result of financings.

The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law. New factors emerge from time to time, and it is not possible for the Company to predict all of them, or assess the impact of each such factor or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statement. Any forward-looking statements contained in this news release are expressly qualified in their entirety by this cautionary statement.

For further information, please contact:

PowerBank Corporation

Tracy Zheng

Email: ir@powerbankcorp.com

Phone: 289.439.4718

Source: PowerBank Corporation